UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ESSA PHARMA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29668H104

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

Tel: (617) 949-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H104	13D	Page 2 of 15 Pages

(1)	NAME OF REPORTING PERSON: Clarus Lifesciences III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP1 (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
PN

(1)

Includes 106,061 shares of the Issuer’s common shares issuable upon exercise of a warrant exercisable by payment of cash or on a cashless exercise basis for a period of seven years from January 13, 2016 (“Warrants”).

CUSIP No. 29668H104	13D	Page 3 of 15 Pages

(1)	NAME OF REPORTING PERSON: Clarus Ventures III GP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
PN

(1)	Includes 106,061 Warrants.

CUSIP No. 29668H104	13D	Page 4 of 15 Pages

(1)	NAME OF REPORTING PERSON: Blackstone Clarus III L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
OO

(1)	Includes 106,061 Warrants.

CUSIP No. 29668H104	13D	Page 5 of 15 Pages

(1)	NAME OF REPORTING PERSON: Blackstone Holdings II L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
PN

(1)	Includes 106,061 Warrants.

CUSIP No. 29668H104	13D	Page 6 of 15 Pages

(1)	NAME OF REPORTING PERSON: Blackstone Holdings I/II GP L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
OO

(1)    Includes 106,061 Warrants.

CUSIP No. 29668H104	13D	Page 7 of 15 Pages

(1)	NAME OF REPORTING PERSON: The Blackstone Group Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
CO

(1)    Includes 106,061 Warrants.

CUSIP No. 29668H104	13D	Page 8 of 15 Pages

(1)	NAME OF REPORTING PERSON: Blackstone Group Management L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
OO

(1)	Includes 106,061 Warrants.

CUSIP No. 29668H104	13D	Page 9 of 15 Pages

(1)	NAME OF REPORTING PERSON: Stephen A. Schwarzman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,479,114 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,479,114 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,479,114 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
(14)	TYPE OF REPORTING PERSON
IN

(1)	Includes 106,061 Warrants.

CUSIP No. 29668H104	13D	Page 10 of 15 Pages

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends the initial statement on Schedule 13D first filed by Clarus Lifesciences III, L.P. and certain other reporting persons on January 26, 2016, as amended by Amendment No. 1 thereto on June 19, 2018 and as amended by Amendment No. 2 thereto on January 11, 2019 (collectively, the “Schedule 13D”), with respect to the Common Shares, without par value (the “Shares”), of ESSA Pharma Inc., a British Columbia corporation (the “Issuer”).

This Amendment reflects, among other things, the conversion of The Blackstone Group L.P., a Delaware limited partnership, into a Delaware corporation named The Blackstone Group Inc., and the conversion of Blackstone Holdings I/II GP Inc., a Delaware corporation, into a Delaware limited liability company named Blackstone Holdings I/II GP L.L.C., each of which became effective on July 1, 2019.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being filed by:

(a)  Clarus Lifesciences III, L.P. (the “Fund”);

(b)  Clarus Ventures III GP, L.P. (“Clarus GP”), which is the sole general partner of the Fund;

(c)  Blackstone Clarus III L.L.C., which is the sole general partner of Clarus GP, Blackstone Holdings II L.P., which is the sole member of Blackstone Clarus III L.L.C., Blackstone Holdings I/II GP L.L.C. (f/k/a Blackstone Holdings I/II GP Inc.), which is the sole general partner of Blackstone Holdings II L.P., The Blackstone Group Inc. (f/k/a The Blackstone Group L.P.), which is the sole member of Blackstone Holdings I/II GP L.L.C., and Blackstone Group Management L.L.C. (collectively, with Blackstone Clarus III L.L.C., Blackstone Holdings II L.P., Blackstone Holdings I/II GP L.L.C. and The Blackstone Group Inc., the “Control Entities”), which is the sole holder of the Class C common stock of The Blackstone Group Inc. and which is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Fund and Clarus GP is Clarus Ventures, 101 Main Street, Suite 1210, Cambridge, MA 02142. The address of the principal business office of each of the Control Entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

The principal business of the Fund is to invest in and assist early-stage and/or growth-oriented businesses in healthcare and life sciences. The principal business of Clarus GP is to act as the sole general partner of the Fund.

The principal business of Blackstone Clarus III L.L.C. is performing the functions of, and serving as, the general partner of Clarus GP. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in Blackstone Clarus III L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of the Blackstone Group Inc. and Blackstone Group Management L.L.C.

CUSIP No. 29668H104	13D	Page 11 of 15 Pages

During the five years prior to the date hereof, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund, Clarus GP and Blackstone Holdings II L.P. are limited partnerships organized under the laws of the State of Delaware. Blackstone Clarus III L.L.C., Blackstone Holdings I/II GP L.L.C. and Blackstone Group Management L.L.C. are limited liability companies organized under the laws of the State of Delaware. The Blackstone Group Inc. is a corporation organized under the laws of the State of Delaware. Mr. Schwarzman is a United States citizen.

Item 3. Source and Amount of funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On August 27, 2019, the Issuer completed an equity offering of Shares and pre-funded warrants. Pursuant to the offering, the Fund acquired 1,704,493 Shares from the Issuer at a price of $2.00 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The Fund beneficially owns 3,479,114 Shares (the “Clarus Shares”), consisting of 3,373,053 Shares and Warrants exercisable for 106,061 Shares.

Clarus GP is the sole general partner of the Fund. Blackstone Clarus III L.L.C. is the sole general partner of Clarus GP. The sole member of Blackstone Clarus III L.L.C. is Blackstone Holdings II L.P. The sole general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Shares beneficially owned by the Fund, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Fund) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.

The percentage of outstanding Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet and was calculated based on (i) the 20,762,380 Shares outstanding, based on information provided by the Issuer to the Reporting Persons, plus (ii) the 106,061 Shares issuable upon exercise of the Warrants held by the Fund.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in this Amendment No. 3, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

CUSIP No. 29668H104	13D	Page 12 of 15 Pages

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons Identified in this Item 5.

(e)	Not applicable.

CUSIP No. 29668H104	13D	Page 13 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2019

CLARUS LIFESCIENCES III, L.P.

By:	Clarus Ventures III GP, L.P., its general partner
By:	Blackstone Clarus III, LLC, its general partner
By:	Blackstone Holdings II L.P., its managing member
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CLARUS VENTURES III GP, L.P.

By:	Blackstone Clarus III, LLC, its general partner
By:	Blackstone Holdings II L.P., its managing member
By:	Blackstone Holdings I/II GP L.L.C., its general partner
By:	The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE CLARUS III L.L.C.

By:	Blackstone Holdings II L.P., its managing member
By:	Blackstone Holdings I/II GP L.L.C., its general partner
By:	The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 29668H104	13D	Page 14 of 15 Pages

BLACKSTONE HOLDINGS II L.P.

By:	Blackstone Holdings I/II GP L.L.C., its general partner
By:	The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	The Blackstone Group Inc., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[ESSA Pharma Inc. – Schedule 13D/A]

CUSIP No. 29668H104	13D	Page 15 of 15 Pages

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Bennett J. Goodman	Senior Managing Director and Co-Founder of GSO Capital Partners

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

Joan Solotar	Senior Managing Director – Head of Private Wealth Solutions and External Relations of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Bennett J. Goodman	Senior Managing Director and Co-Founder of GSO Capital Partners of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Shares.